SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2008

TELEMIG CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELEMIG CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Levindo Lopes, 258 - Funcionários
Cep: 30.140-170 - Belo Horizonte (MG) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

VIVO PARTICIPAÇÕES S.A.
Publicly-held Company
CNPJ MF 02.558.074/0001 -73 - NIRE 35300158792

TELEMIG CELULAR PARTICIPAÇÕES S.A.
Publicly-held company
CNPJ MF 02.558.118/0001 -65 - NIRE 31.3.0002535-7

TCO IP S.A.
Closely-held Company
CNPJ MF 04.225.487/0001 -61 - NIRE 53.3.000.064-15

NOTICE OF MATERIAL FACT

The management of Telemig Celular Participações S.A. (“Telemig Part.”) and Vivo Participações S.A. (“Vivo Part.”) announces in compliance with the CVM Instruction No. 358/02, that the companies have submitted to Agência Nacional de Telecomunicações – ANATEL and that, accordingly, they will on occasion submitt to the approval of the shareholders of Telemig Part., a corporate restructuring regarding the merger of TCO IP S.A. ("TCO IP") a wholly-owned subsidiary of Vivo Part., into Telemig Part.

A Vivo Part. was the original acquirer of the control of Telemig Part. and indirectly, of Telemig Celular S.A. (“Companies”) and TCO IP was the offeror in the tender offer for the acquisition of preferred shares and in the tender offer for the acquisition of common shares, being this last one done in compliance with article 254-A of Law 6,404/76 (“OPAs”)

Currently, TCO IP is also the holder of the controlling shares of Telemig Part. acquired by Vivo Part., so it concentrates the equity interest of the Companies.

Telemig Part. will merge TCO IP that shall be extinguished, being its shares cancelled and than its sole shareholder, Vivo Part. will receive preferred and common shares of the Companies in the same amount and class currently held by TCO IP. The intended merger will not cause the capital increase of Telemig Part., considering that the net worth of TCO IP already contains the value of the shares of Telemig Part. Additionally, as TCO IP is a wholly-owned subsidiary of Vivo Part., there is no exchange ratio of shares held by non controlling shareholders of the merged company for shares of the merging company.

The reorganization will not cause the change on the control of the Companies, neither will cause any change in the equity interest of the other shareholders and, among other advantages, it will simplify the current corporate structure and minimize administrative costs, resulting in economic benefits to the companies involved.

The merger will be carried out in a way so that no negative impacts will be caused in the future flow of dividends to the shareholders of Telemig Part., including by eliminating any existing debt in TCO IP before the merger takes place.

We intend to finish the transaction herein described in the second semester of 2008. We shall disclose complementary information, including related to the shareholders meetings to be held and all the necessary information in this regard opportunely.

São Paulo, September 30, 2008.

Ernesto Gardelliano
Investor Relations Officer
Vivo Participações S.A.

Roberto Oliveira de Lima
Investor Relations Officer
Telemig Celular Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 01, 2008

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Roberto Oliveira de Lima

Name:	Roberto Oliveira de Lima
Title:	Chief Executive Officer, Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.